EXHIBIT 20.2

GRANITE CONSTRUCTION INCORPORATED
COMPARATIVE FINANCIAL SUMMARY
(Unaudited — in Thousands, Except Per Share Data)

	Three Months Ended
	March 31,		Variance
Operations	2004	2003	Amount	Percent
Revenue	$337,018	$302,160	$34,858	11.5
Gross profit	$10,684	$33,017	$(22,333)	(67.6)
Gross profit as a percent of revenue	3.2%	10.9%	(7.7%)	—
General and administrative expenses	$(36,544)	$(36,550)	$6	—
G&A expenses as a percent of revenue	-10.8%	-12.1%	1.3%	—
Gain on sales of property and equipment	$13,330	$296	$13,034	4403.4

Other income (expense) Interest income	$1,398	$1,486	$(88)	(5.9)
Interest expense	$(1,740)	$(2,109)	$369	17.5
Equity in income of affiliates	$107	$18,015	$(17,908)	(99.4)
Other, net	$102	$327	$(225)	(68.8)

Total other income (expense)	$(133)	$17,719	$(17,852)	(100.8)

Income(loss) before income taxes and minority interest	$(12,663)	$14,482	$(27,145)	(187.4)
Minority interest	$(830)	$777	$(1,607)	(206.8)
Net income (loss)	$(9,109)	$10,018	$(19,127)	(190.9)

Net income (loss) per share:
Basic	$(0.23)	$0.25	$(0.48)	(192.0)
Diluted	$(0.23)	$0.25	$(0.48)	(192.0)
Weighted average shares of common stock:
Basic	40,266	40,048	218	0.5
Diluted	40,266	40,510	(244)	(0.6)

	March 31,	Dec. 31,	Variance
Financial Position	2004	2003	Amount	Percent
Working capital	$266,026	$269,947	$(3,921)	(1.5)
Current ratio	1.74	1.77	(0.03)	(1.7)
Long-term debt	$126,154	$126,708	$(554)	(0.4)
Total liabilities to equity ratio	1.20	1.10	0.10	9.1
Stockholders’ equity	$490,843	$504,891	$(14,048)	(2.8)
Total assets	$1,079,139	$1,060,410	$18,729	1.8
Book value per common share	$11.80	$12.16	$(0.36)	(3.0)
Backlog	$2,046,367	$1,985,788	$60,579	3.1